BRISTA CORP.

Stigu iela, 26 dz. 2, Mezares, Babites pagasts, Latvia LV- 2101, Tel. 37127196113

March 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Asia Timmons-Pierce or Mr. Craig Slivka

Brista Corp.

Registration Statement on

Form S-1 (File No. 333-191721)

Dear Ms. Asia Timmons-Pierce or Mr. Craig Slivka:

Pursuant to the staff’s telephone conversation with counsel of Brista Corp., a Nevada corporation (the “Company”), on March 18, 2014, the Company hereby respectfully requests the immediate withdrawal of its letter dated March 14, 2014, requesting acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-191721).

Regards,

BRISTA CORP.

By:	/s/	Andrejs Levaskovics
	Name:	Andrejs Levaskovics
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)